INNOVEGA INC

11900 NE 1st St, Ste. 300, Bellevue, WA 98005

March 15, 2021

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Deanna Virginio, Tim Buchmiller, Eric Atallah and Mary Mast
Division of Corporation Finance
Office of Life Sciences

Re: Innovega Inc.

Offering Statement on Form 1-A Filed February 4, 2021

File No. 024-11441

Dear Mr. Atallah and Ms. Mast:

We are in receipt of the Commission’s Comment Letter dated March 3, 2021 on Innovega Inc.’s (the “Company”) Offering Statement on Form 1-A filed February 4, 2021 (the “Offering Statement”). We have set forth below each comment followed by our response. Where appropriate we have revised the Offering Statement to reflect our responses, which will be redlined for the convenience of the Staff.

Offering Statement on Form 1-A filed February 4, 2021 Summary, page 3

1.	We note your disclosure that the Company has developed prototype contact lenses, intraocular lenses, and display eyewear. Please revise to clarify exactly where your devices currently stand in the development process and which steps it still needs to complete prior to being commercialized. In this regard, we note that with respect to your iOptick device, once you receive FDA market clearance, the launch date is not expected until the first quarter of 2022.

Company Response:

The summary page has been revised in response to the staff’s comment. To this end the Company has revised the summary section to note that its contact lenses are currently in a first US FDA 510(k) clinical trial for market clearance of the lens material and that a subsequent de novo clinical trial must be conducted for the new indication for viewing a near eye wearable display. Please see the summary section for the entirety of the Company’s revisions.

2.	Please revise to clarify here and in the business section overview that your contact lenses are regulated medical devices and require a market clearance or an approval from regulatory bodies. Please also specify the class of medical devices that apply to your products and the current status of such approvals, including any additional testing or studies that may be required prior to obtaining such approvals.

Company Response:

The summary page and business section have been revised to note that while daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II, non-significant risk or Class III, significant risk after the de novo submission. The intraocular lenses are optically designed in prototype form and without clinical development. The intraocular lenses are expected to require a de novo regulatory path as a Class III, significant risk device. The display eyewear will be submitted to the FDA for a market clearance as a Class I device before commercialization.

Risks Related to the Securities in this Offering, page 7

3.	We note the liquidation preference on your Series Seed preferred stock and that you intend to issue Series A-2 and A-3 preferred stock. Please add a risk factor addressing any liquidation preferences that could have the effect of preventing your Series A-1 preferred stock or common stock issuable upon conversion of those shares from receiving any proceeds in the event your company is liquidated.

Company Response:

The Company added a Risk Factor in the section Risks Related to the Securities in this Offering. It is captioned: “The Shares of Series A-1 Preferred Stock may receive less than its liquidation preference, or not any proceeds, in the event of our liquidation, dissolution or winding up”.

Use of Proceeds to Issuer, page 14

4.	We note your disclosure on page 32 that you issued a promissory note to your chief executive officer that is currently payable on demand. Please state whether or not the proceeds from your offering will be used to make payments to your officer under this note. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Company Response:

The Company added a footnote (2) to the Use of Proceeds table to describe what part of the proceeds from our offering may be used to make payments to our officers under outstanding promissory notes.

Our Background, page 15

5.	We note your disclosure that your eyewear will prove to be “clinically superior.” Please refrain from making such comparisons unless you have conducted head-to-head trials.

Company Response:

The reference to clinically superior has been deleted.

Market, page 16

6.	Please provide the basis for your statements that your products will be the leading solution for the significantly growing population of those affected by Age-Related Macular Degeneration (AMD), diabetic retinopathy, and other conditions causing central vision loss.

Company Response:

The reference to being a leading solution has been deleted.

Regulation, page 20

7.	To the extent you plan to sell your products in other countries, please also briefly discuss any material applicable regulations and related regulatory approval processes. In this regard, we note your disclosure on page 14 that following planned events for the US market, you plan to seek market registrations in Europe and the United Kingdom.

Company Response:

The regulation section of the Offering Statement has been revised to discuss the material applicable regulations and related regulatory approval process in Europe and the United Kingdom.

Security Ownership of Management and Certain Security Holders, page 31

8.	Please identify the natural persons who have or share voting and/or dispositive power over the shares held by THL Z Limited. Please also revise to include the address of THL Z Limited.

Company Response:

The Company amended the Offering Statement to include the address of THL Z Limited.

Since THL Z Limited is a wholly-owned subsidiary of ,and is controlled by, a listed company (which is publicly held), there is no natural person who has or shares the voting or dispositive power over the shares it holds in Innovega.

Securities Being Offered, page 32

9.	We note your disclosure that the Series A-1 Preferred Stock may be converted at a conversion price of $3.00 per share “subject to adjustment” into shares of common stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events. Please advise us as to what adjustments may be made to the conversion price and provide us with your analysis of how your offering would not be considered an “at the market” offerings, by or on behalf of the issuer or otherwise, which is not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

Company Response:

The conversion price is fixed and is not dependent on any trading market price. The adjustments referred to in the Offering Statement are traditional adjustments that are described in Article V Paragraph 4 subparagraphs (d) through (g) in the Company’s Second Amended and Restated Certificate of Incorporation (which is filed as Exhibit 2.1) to our Offering Statement. These adjustments relate to:

●	Adjustments to Conversion Price for Diluting Issues;

●	Adjustments for Subdivisions or Combinations of Common Stock;

●	Adjustments for Subdivisions or Combinations of Preferred Stock; and

●	Adjustments for Reclassification, Exchange and Substitution.

Index to Exhibits, page 67

10.

We note Section 5(b) of the form of subscription agreement. Since investors are entitled to rely on your Offering Statement to make an investment decision, this section appears to be inappropriate. Please revise.

Company Response:

The form of subscription agreement has been revised to note that the investors may also rely on the Offering Statement.

Very truly yours,

/s/ Stephen Willey
Stephen Willey
Chief Executive Officer